VIA EDGAR SUBMISSION

April 7, 2014

Ms. Stephanie Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:          Banco Santander-Chile
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 30, 2013
File No. 001-14554

Dear Ms. Ciboroski:

On behalf of Banco Santander-Chile (“Santander-Chile” or the “Bank”), I hereby submit Santander-Chile’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 24, 2014 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) of Santander-Chile.

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below.  All references to page numbers in Santander-Chile’s revised responses are to pages in the filed version of the 20-F.  I have also underlined and italicized our proposed changes to our Form 20-F and to our consolidated financial statements that will be included in future filings, and I have struck through the text that will be deleted in future filings.

**********************************

Form 20-F for the Fiscal Year Ended December 31, 2012

Allowances for Residential Mortgage Loans, page 110

1. We note your response to prior comment 1 where you state that you can confirm that you updated the loan history used in calculating the allowance percentages in 2013, and that the loan history period used for non-renegotiated customers was from January 2007 up until March 2012, and for the renegotiated customers, you used the loan history from January 2010 up until March 2013. Please respond to the following:

•
Tell us why you are not using more recent loan history for the non-renegotiated loan population for purposes of your allowance methodology as of December 31, 2013. Specifically, tell us how and why you are able to use more recent loan history data for your renegotiated customers, and why a similar data period could not be used for your non-renegotiated customers.

•
In light of the stale loan history used for purposes of your non-renegotiated loan portfolio as of December 31, 2013, please tell us and disclose in future filings the other information you utilized to capture more current loss trends in your allowance portfolio. Specifically, describe in detail the qualitative or quantitative factors you track and consider in your allowance methodology and specifically discuss how those factors are able to track and incorporate the current loss trends in order to ensure your allowance is appropriately capturing all incurred losses.

Response:

The Bank has procedures and controls in place to determine whether or not updating of loan history is needed.

The Risk and Model Committees are responsible for determining whether the models need to be updated with more recent loss history. To take that decision every quarter they are presented with and analyze the results of the indicators described below which are monitored monthly by the Methodology Department.

•
In order to assess whether factors/data (historical and current payment behavior, demographic information, customer behavior in the banking system, etc.) used in the construction of the model are still valid, the following two metrics are monitored every month by the Methodology Department in order to re-assess the stability and predictability of the model:

o
Predictability indicators –Predictability analysis allows us to identify if the model is still able to properly differentiate performing and non-performing customers, and through this whether the loss percentages for each risk profile are still valid or should be updated.   Kolmogorov-Smirnov (KS) and GINI statistical indexes are used for this purpose.   These two indices measure the maximum distribution of losses of performing customers versus non-performing customers.   The data input to generate the index is the most recent data (current payment behavior, current demographic information, current behavior in the banking system, etc).  The derived distributions are compared to those currently in use and to the parameters of tolerance set up to determine when the loss history can be maintained, may be subject to imminent changes, or when it is evident that updating is a necessity.

o
Stability indicators – Stability analysis allows us to evaluate if the behavior of all the variables and their weighting  incorporated in the model has significantly changed in comparison with current variable composition.  Population Stability Index (PSI) and Mean Point Difference (MPD) are calculated for this purpose.  The purpose of the PSI index is to evaluate the general stability of the model comparing current loss distribution on each of the risk profiles to the loss distribution on each of the risk profiles as per the data in the model.  The purpose of the MPD index is to evaluate the stability of each one of the variables incorporated into the model, evaluating deviations between the variables and their weighting as of the date of the model construction in comparison with such variables and their weighting as of the date of the evaluation (current payment behavior, current demographic information, current behavior in the banking system, etc).

As of December 31, 2012 and 2013, we made the above-mentioned evaluation of statistical indicators for predictability and stability with respect to the entire loan population. The indicators corresponding to the non-renegotiated loan population did not show values that could require updating of the model with more recent loan history. However the indicators corresponding to renegotiated portfolio showed values that required updating of the model with more recent loan history and accordingly we updated it with the information available as of March, 2013. It should be noted that this loan category has changed materially in recent years as after the earthquake of 2010 the Bank offered to its clients certain new restructuring solutions, which led to an increase in the restructured mortgage loans portfolio from 5.9% in 2010  to 8.1%  of our total loan portfolio by the end of 2013.  Under this scenario the Risk Committee decided that the model needed to be updated in order to capture all relevant information associated with this fluctuation.

We believe that our monthly testing of the stability and predictability of our models as described above assesses all appropriate quantitative and qualitative factors necessary to determine that our models are appropriately reflecting incurred losses.

The following disclosure will be incorporated in future fillings in page 110:

Our models for loans analyzed on a group basis are monitored on a monthly basis with respect to predictability and stability, using indices that seek to capture the underlying need specifically to update the models for current loss trends.

Management’s Report on Internal Control Over Financial Reporting, page 183

2. We note your response to prior comment 2 where you indicate that you do not believe the identification and correction of the matters noted in prior comment 2 resulted in a conclusion that a material weakness existed as of December 31, 2012. However, please tell us how those matters, as well as the matters in the below bullets, were considered in your evaluation of disclosure control and procedures and internal control over financial reporting (ICFR) as of December 31, 2013. Specifically, please tell us how these matters were considered in combination with any other deficiencies noted as of December 31, 2013, and in your response identify any significant deficiencies identified as part of your review of ICFR as of December 31, 2013:

•
The loan history data for non-renegotiated loans utilized in your allowance methodology as of December 31, 2013 is not updated beyond March 2012 and it is unclear how more current loan loss history is captured in your allowance methodology in order to ensure that you allowance captures all incurred losses as of December 31, 2013.

•	You have not been measuring and recording the subsequent changes in fair value related to your cash-settled share-based payment plan since its inception in 2007.

Response

We respectfully submit to the Staff that our evaluation of disclosure controls and procedures and internal control over financial reporting for 2013 has not yet been finished.  Therefore, as of the date of this letter, we are able to respond only preliminarily.

With respect to comments related to the allowance for loan losses, you have referred to the failure to appropriately identify IFRS allowance amounts for individually significant C and D risk category loans and failure to appropriately update loan history with respect to our non-renegotiated collectively evaluated mortgage loan portfolio.  We believe that we have appropriately responded to your concern regarding the latter point in response 1 of this letter.  With respect to the first point our financial reporting flow of transactions consists of two processes: (1) closing for purposes of local GAAP, and, (2) a process to identify adjustments to IFRS and relevant and accurate IFRS disclosure.  We have designed a control to determine the correct amount of all adjustments necessary under IFRS for our C & D risk category individually significant loans for the year ended December 31, 2013.  We believe this control has been appropriately designed to address the risks of material misstatement related to the accuracy and completeness of this disclosure and measurement on a timely basis.  The local GAAP allowance percentages for these loans are prescriptive, therefore, to comply with IAS 39, our control is designed to quantify the incurred loss on these loans individually in accordance with the following portion of Application Guidance, para. 84: “a creditor may measure impairment of a financial asset carried at amortized cost on the basis of an instrument’s fair value using an observable market price”.

The evaluation of the operating effectiveness of this control is in process.

•	Your response to comment 3 clarified that the allowance table presented on page 111 did not reflect the risk profiles and loss rates utilized in your current residential loans allowance methodology.

Our ICFR evaluation does not cover the disclosure in the forepart of the 20-F as our assessment of ICFR does not include information outside the financial statements.
•
In response to comment 7 you state that some of the disclosure on page F-56 did not appropriately and adequately describe your situation with respect to hedging and you included cash flows unrelated to hedging so these items will be deleted in future filings.

The purpose of the insertion of the table was to present a quantitative summary of the cash flows associated with the hedging instruments contracted and the hedged items.  We have a management review control in place that requires the financial/accounting manager to review quarterly the quantitative and qualitative reasonableness of the hedging disclosure.  We believe this control is designed appropriately to address the risks of material misstatement related to the accuracy and completeness of this disclosure on a timely basis.  While we acknowledge that this control did not operate effectively as of December 31, 2012 we believe we corrected the deficiency in 2013, by removing the line item inappropriately included in the table.

•
Your disclosure on page F-101 indicated that your subsidiary, Santander Asset Management S.A. Administradora General de Fondos, guaranteed certain returns on your mutual funds; however, your response to comment 8 states no return is guaranteed and in some cases there is not a guarantee but just an indemnification agreement related to the administration of the fund.

As of December 31, 2013, there were no entities for which we would have had to analyze the appropriateness of the disclosure over guarantees in accordance with IFRS. The control that addresses the requirement under IFRS is a management review control that requires the Disclosure Committee, which has representatives from the areas of Investor Relations, Operational Management, and Compliance Management, to meet and review the quantitative accuracy and the qualitative appropriateness of the to-be-published financial statements (local GAAP and/or IFRS). We believe that this control is designed appropriately to address the risks of material misstatement related to the accuracy and completeness of the financial statements on a timely basis.   Because we have not finalized our December 31, 2013 financial statements, the conclusion as to the operating effectiveness of this control is pending.

•	You have not been measuring and recording the subsequent changes in fair value related to your cash-settled share-based payment plan since its inception in 2007.

We have a management review control in place which requires the assistant manager of consolidation to review all footnotes for compliance with required disclosures under IFRS.  However, the control is designed to only address disclosure compliance, not presentation and measurement compliance.   We therefore believe the description of the control activity was not precise enough to capture presentation and measurement compliance and as such, we have a design deficiency.

The analysis above is preliminary as the December 31, 2013 IFRS financial statements have not yet been completed and we have not yet reached a conclusion as to the severity of the deficiencies identified, and intend to respond to your question about the above deficiencies in combination with any other deficiencies and/or any significant deficiencies by April 21, 2014.

Note 33 – Personnel Salaries and Expenses, page F-118

3. We note your response to prior comment 10 where you indicate that you have not been measuring and recording the subsequent changes in fair value related to the cash-settled share-based payment plan since you do not believe any changes in fair value of the liability would be material. Please address the following:

•	Tell us how you concluded that the effect of any changes in fair value would be immaterial for all periods since the plans inception. As part of your response,

•
please tell us whether you have a process and controls where you timely measure and capture the effect of re-measuring these awards at fair value each period, or whether this process is performed much less frequently.

•
Provide us with your materiality analysis quantifying the effects of the error for each of the three years ended December 31, 2013. As part of your response, please clearly explain how you are calculating the effect of the error for each period.

•
Please clarify your responsibilities for ultimately settling the awards with the employees. For example, clarify your obligation for settling the awards with the employee and tell us in more detail how you obtain the equity instruments to settle the awards.

Response:

We acknowledge the Staff’s comment and following are our answers:

•
We have concluded that any changes in fair value would be immaterial for all periods since the plan’s inception, given the immateriality of the obligation as shown in the tables in the second bullet point below.  Qualitatively, should the adjustment have been recognized, it would not have: changed our income to a loss or vice versa, affected any of our regulatory ratios or debt covenants, affected management compensation, caused a significant difference within the segment footnote related to the personnel salaries and expenses, nor could it be construed to represent “managing” earnings.    Please  see our response to question 2 with respect to our process and controls.

•	Following is our materiality analysis quantifying the effects of the error for each of the three years ended December 31, 2013:

As of December 31, 2011	As reported	Adjustment	Adjusted	Effect as line %
	MCh$	MCh$	MCh$	%
Income Statement:
Personnel Salaries and Expenses	280,613	(2,972)	277,641	1.06%
Operating Income	481,717	2,972	484,689	0.62%
Income tax expense	77,193	595	77,788	0.77%
Net Income	406,664	2,377	409,041	0.58%
Balance Sheet:
Deferred taxes – asset	136,521	(371)	136,150	0.27%
Total assets	24,668,993	(371)	24,668,622	0.00%
Provisions	187,557	(1,266)	186,291	0.67%
Personnel salaries and expenses	67,037	(1,979)	65,058
Mandatory dividend	120,520	713	121,233
Total liabilities	22,574,475	(1,266)	22,573,209	0.00%
Reserves	802,528	126	802,654	0.02%
Retained earnings	364,054	769	364,823	0.21%
Retained earnings of prior years	82,841	(895)	81,946
Income for the year	401,733	2,377	404,110
Provision for mandatory dividend	(120,520)	(713)	(121,233)
Total Equity	2,094,518	895	2,095,413	0.04%
Total Liabilities and Equity	24,668,993	(371)	24,668,622	0.00%

As of December 31, 2012	As reported	Adjustment	Adjusted	Effect as line %
	MCh$	MCh$	MCh$	%
Income Statement:
Personnel Salaries and Expenses	300,298	(1,560)	298,738	0.52%
Operating Income	405,245	1,560	406,805	0.38%
Income tax expense	44,394	312	44,706	0.70%
Net Income	361,118	1,248	362,366	0.35%
Balance Sheet:
Deferred taxes – asset	181,678	(683)	180,995	0.38%
Total assets	24,759,888	(683)	24,759,205	0.00%
Provisions	191,796	(1,822)	189,974	0.95%
Personnel salaries and expenses	84,848	(2,196)	82,652
Mandatory dividend	106,948	374	107,322
Total liabilities	22,562,505	(1,822)	22,560,683	0.00%
Reserves	976,561	(1,217)	975,344	0.01%
Retained earnings	299,035	2,356	301,391	0.78%
Retained earnings of prior years	49,490	1,482	50,972
Income for the year	356,493	1,248	357,741
Provision for mandatory dividend	(106,948)	(374)	(107,322)
Total Equity	2,197,383	1,139	2,198,522	0.05%
Total Liabilities and Equity	24,759,888	(683)	24,759,205	0.00%

As of December 31, 2013	As reported	Adjustment	Adjusted	Effect as line %
	MCh$	MCh$	MCh$	%
Income Statement:
Personnel Salaries and Expenses	308,344	(1,846)	306,498	0.60%
Operating Income	537,537	1,846	539,383	0.34%
Income tax expense	94,530	369	94,899	0.39%
Net Income	444,429	1,477	445,906	0.33%
Balance Sheet:
Deferred taxes	227,285	(1,052)	226,233	0.46%
Total assets	27,122,227	(1,052)	27,121,175	0.00%
Provisions	217,311	(1,066)	216,245	0.49%
Personnel salaries and expenses	84,622	(1,509)	83,113
Mandatory dividend	132,689	443	133,132
Total liabilities	24,749,772	(1,066)	24,748,706	0.00%
Reserves	1,130,991	(3,750)	1,127,241	0.33%
Retained earnings	327,621	3,764	331,385	1.14%
Retained earnings of prior years	18,016	2,730	20,746
Income for the year	442,294	1,477	443,771
Mandatory dividend	(132,689)	(443)	(133,132)
Total Equity	2,372,455	14	2,372,469	0.00%
Total Liabilities and Equity	27,122,227	(1,052)	27,121,175	0.00%

The effect of the error for each period was calculated as the difference between the fair value of the obligation re-measured at each date using a Monte Carlo model, taking into account the terms and conditions upon which the rights were granted and the extent to which the employees have rendered service to date, and the value of the obligation recorded in the financial statements.  The effect of income taxes and mandatory dividends have been also taken into consideration.

•
The Bank is ultimately responsible for settling the awards with its employees. As per the terms of the contract signed between the Bank and  the parent, the equity instruments are directly delivered to the employees by Banco Santander Spain on behalf of the Bank.

•
Following is our analysis of all passed adjustments under the iron-curtain and rollover approaches (given also consideration to the error in regard to the C and D loans individually evaluated for impairment):

Iron-curtain approach
	For the year December 31,
	2011	2012	2013
	MCh$	MCh$	MCh$
Cash-settled share-based payment plan	895	1,139	14
Provision for C & D Loans	(634)	1,568	(1,608)
Total	261	2,707	(1,594)
Net Income	401,733	356,493	442,294
Percentage	0.06%	0.76%	0.36%

Rollover Approach
	For the year ended December 31,
	2011		2012	2013
	MCh$		MCh$	MCh$
Cash-settled share-based payment plan	2,377		1,248	1,477
Allowance for C & D Loans	(*	)	3,145	(4,537)
Total			4,393	(3,060)
Net Income	401,733		356,493	442,294
Percentage			1.23%	0.69%

(*)  As of today’s date, we have not gathered sufficient information to calculate the rollover effect for the year ended December 31, 2011 (data for December 31, 2010 is not currently available).  We will advise the Staff of the amount when the analysis is complete.  However, we don´t believe the effects under rollover would be significantly different from iron curtain approach.

If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +56 2 647 6460.

              Very truly yours,

          /s/ Miguel Mata
              Name: Miguel Mata
              Title: Chief Financial Officer

cc: Roberto Moreno Heimlich